EXHIBIT 99.1

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel

Notice of Results of the Annual General Meeting of Shareholders held on June 30, 2015

Kamada Ltd. (the "Company") today announced that all of the proposals submitted for shareholder approval were duly approved at its Annual General Meeting of Shareholders held on June 30, 2015 in Ness Ziona, Israel (the "Meeting").  Accordingly, at the Meeting, shareholders of the Company approved the following:

1.
The reelection of the following directors to serve as members of our Board of Directors until our next annual general meeting of shareholders: Mr. Leon Recanati, Mr. Reuven Behar, Mr. Jonathan Hahn, Mr. Ziv Kop, Mr. Tuvia Shoham and Mr. David Tsur.

2.
Certain amendments to our Articles of Association, Compensation Policy and certain agreements with our current office holders relating to exculpation of office holders, as detailed in the Proxy Statement filed by the Company on May 22, 2015 (the "Proxy Statement").

3.	The terms of engagement of Mr. David Tsur as our Active Deputy Chairman, effective as of July 1, 2015, as detailed in the Proxy Statement.

4.	The terms of engagement of Mr. Amir London as our Chief Executive Officer, effective as of July 1, 2015, as detailed in the Proxy Statement.

5.	The grant of options to directors other than the external directors (within the meaning of the Israeli Companies Law, 5759-1999) and Mr. David Tsur, as detailed in the Proxy Statement.

6.
Ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2015 and for such additional period until our next annual general meeting.